

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2015

Via E-mail
Tamara Semenova
Chief Executive Officer
Code Navy
Michurina 2
Borispil City, Ukraine

>   **Re: Code Navy**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 20, 2015**
>   **File No. 333-200911**

Dear Ms. Semenova:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated January 8, 2015.

Risk Factors

Risks Relating to the Business Itself, page 5

1.   Your response letter does not address prior comment 12 and we are unable to locate revisions responding to that comment. Accordingly, we reissue the comment.

Trading Price of the Common Stock, page 6

2.   We have reviewed your response to prior comment 9. Please make corresponding revisions on this page to remove the statement that the company's common stock trades on the over-the-counter market.

Plan of Operation

Plan of Operations, page 10

3.   The loss from operations and the administrative expenses for the period ended June 30, 2014 disclosed in this section are inconsistent with your statement of operations on page 22. Please advise or revise.

Business

Background, page 12

4.   Please revise to provide a materially complete description of the recapitalization that occurred in June 2014. This description should be moved to a separate section of the prospectus as the complex legal mechanics of the recapitalization within the business section would tend to divert investors' attention from the key information about the past and proposed business of the company, which should be the focus of the section. Refer to Item 101(h)(3) of Regulation S-K.

5.   We have considered your response to prior comment 14 and reissue the portion of the comment requesting a description of the nature of Brand Neue Corp.'s and Culture Medium Holdings Corp.'s consumer products activities and whether those activities generated contingent liabilities that should be discussed in this filing. We also note your statement that none of the liabilities of Qele Resources, Brand Neue Corp. or Culture Medium Holdings Corp. transferred to the new company. Both the Oklahoma corporate law (§18-381.61) and the Wyoming Business Corporation Act (§17-16-1107(a)(iv)) state that the surviving entity in a merger transaction retains the liabilities of the predecessor entity. Please provide us with a legal analysis supporting your statement that the company is not subject to the contingent liabilities of the predecessor entity. Similar concerns exist with your response to prior comment 15.

6.   We note your response to prior comment 17 and reissue the comment as the filing still states that Code Navy (NV) terminated operations sometime in late 2014 or 2012.

7.   We have reviewed your response to prior comment 19. Please revise to disclose the record date that the reverse stock split became effective under state law.

8.   Please revise to provide a materially complete description of the undisclosed liabilities of Code Navy (NV) that led to the rescission of the transaction on June 9, 2014.

Business Progress, page 13

9.   Your response to prior comment 22 is inconsistent with your statement that you intend to commence marketing of your programmers by the end of calendar year 2014. Please revise.

Amendment No. 1 to Registration Statement on Form S-1 filed January 20, 2015

Financial Statements, page 21

10.   We note the revisions made to your financial statements in response to our prior comment 28, however, your financial statements continue to include material errors and omissions

that need correction to comply with generally accepted accounting principles in the United States of America. Revise the financial statements to address the following as previously requested:

- Ensure the financial statements include correct amounts and total accordingly (i.e., the Statement of Changes in Stockholders' Equity (Deficit) includes the wrong amount in the net loss line item for the period ending June 30, 2014 and does not foot with the incorrect amount used).

- Ensure the financial statements refer to the correct period (i.e., the Statements of Cash Flows lists the period June 8, 2014 (Inception) through June 30, 2014 when inception is otherwise noted as June 9, 2014 elsewhere in the filing).

- Ensure non-cash transactions are reported as supplemental information to your Statements of Cash Flows (i.e., issuance of 100 million shares for business plan valued at $5,000). Alternatively, tell us why inclusion within statement is appropriate.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551- 3407 or Patrick Gilmore, Accounting Branch Chief, at (202) 551- 3406 if you have questions regarding comments on the financial statements and related matters. You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any other questions or, in his absence, me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
Jehu Hand, Esq.
Hand & Hand, P.C.